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                                                                    EXHIBIT 99.3


                             [ARTHUR ANDERSEN LOGO]



                                 March 2, 1998



The Directors
Zindart Limited
Flat C & D, 25th Floor
Tai Ptng Industrial Centre - Block 1
57 Ting Kok Road
Tai Po
New Territories
Hong Kong


Dear Sirs,

As independent public accountants, we hereby consent to the use of our report on the audits of the financial statements of Hua Yang Holdings Co., Ltd. for the period/years ended March 31, 1995, 1996 and 1997, and as of March 31, 1996 and 1997, and to all references to our Firm included in or made a part of Zindart Limited's Form 6-K dated March 2, 1998.




Very truly yours,

ARTHUR ANDERSEN & CO.